Exhibit 99.1
VanceInfo Reports Record Results in Fourth Quarter and
Full Year 2010
Beijing, February 28, 2011 — VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2010.
Fourth Quarter and Full Year 2010 Financial and Operating Highlights
•	Net revenues for the fourth quarter of 2010 increased to $59.6 million, up 37.8 % from $43.3 million for the fourth quarter of 2009.

•	Gross profit for the fourth quarter of 2010 was $22.3 million, up 36.5% from $16.3 million for the same period in 2009.

•	Diluted earnings per share (“EPS”) and Non-GAAP diluted EPS(1) were $0.19 and $0.22 for the fourth quarter of 2010, respectively.

•	Net revenues for the full year 2010 were $211.6 million, up 42.9% from 2009.

•	Operating margin for the full year 2010 was 15.1%, compared to 15.5% for 2009. Non-GAAP operating margin(1) for the full year 2010 was 17.5%, compared to 17.9%(2) for 2009.

•	Net income for the full year 2010 was $29.9 million, up 38.8% from 2009. Non-GAAP net income(1) for the full year 2010 was $34.9 million, up 38.9% from 2009. Diluted EPS and non-GAAP diluted EPS(1) for the full year 2010 were $0.69 and $0.80, respectively.

•	Employees totaled 11,044, including 9,827 billable professionals, as of December 31, 2010.
“We are pleased that VanceInfo has concluded 2010 with a record quarter,” said Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “In 2010 we have invested in strengthening our capabilities, diversifying our businesses and enhancing our management. We will continue those efforts in 2011. With adaptive business strategies and solid execution, we believe we will bring greater success and value to our clients and shareholders in the coming years.”

Fourth Quarter 2010 Financial Results
Due to the seasonal nature of its business, the Company presents financial analysis on a year-over-year basis between the fourth quarter of 2010 and the fourth quarter of 2009 as in the following paragraphs.
Net Revenues
Net revenues were $59.6 million for the fourth quarter of 2010, up 37.8% from $43.3 million for the fourth quarter of 2009. The increase in net revenues was driven by diversified growth across all major service lines and geographic markets.
Net Revenues by Service Lines
The Company provides three broad sets of services: R&D Outsourcing Services, IT Services and Other Solutions & Services. R&D Outsourcing Services consist of research & development service line and globalization & localization service line. IT Services consist of enterprise solutions, application development & maintenance (“ADM”), and quality assurance & testing (“Testing”) service lines. Other Solutions & Services consist of business process outsourcing (“BPO”) and system integration (“SI”) services and other solutions.
Net revenues from R&D Outsourcing Services accounted for 57.8% of the total revenues during the fourth quarter of 2010 and grew 21.3% compared to the fourth quarter of 2009. Net revenues from IT Services represented 40.1% of the revenues, up 74.2% from the same period of 2009. The growth in IT Services has been fueled by continued expansion in ADM and Testing businesses with existing clients and fast increase of new customers.

	Three Months Ended		Three Months Ended
	December 31, 2010		December 31, 2009
	(in thousands, except percentages)

R&D Outsourcing Services
Research & development services	$32,891	55.2%	$27,042	62.5%
Globalization & localization	1,569	2.6%	1,377	3.2%

IT Services
Enterprise solutions	5,537	9.3%	4,143	9.6%
Application development & maintenance	14,376	24.1%	7,158	16.6%
Quality assurance & testing	4,004	6.7%	2,431	5.6%

Other Solutions & Services	1,228	2.1%	1,102	2.5%

Total net revenues	$59,605	100.0%	$43,253	100.0%

Net Revenues by Geographic Markets
Based on the location of our clients’ headquarters, Greater China (including mainland China, Hong Kong and Taiwan) is the Company’s largest geographic market, accounting for $28.2 million or 47.3% of the net revenues in the fourth quarter of 2010, followed by 31.7% from clients headquartered in the United States, 15.3% in Europe and 5.1% in Japan. The strong increase in Greater China business as compared to the fourth quarter of 2009 was due to continued growth from most major accounts in the region and the successful additions of new customers from diversified verticals.
Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, Greater China accounted for 73.6% of the net revenues in the fourth quarter of 2010, while the United States accounted for 20.9% and Japan for 3.5% in the same period.
Largest Clients
Revenues from the top five clients totaled 54.0% of net revenues for the fourth quarter of 2010, compared to 56.9% for the fourth quarter of 2009. The reduced concentration reflects encouraging growth from a broader client base.
Gross Profit and Gross Margin
Gross profit for the fourth quarter of 2010 was $22.3 million, an increase of 36.5% from $16.3 million for the fourth quarter of 2009. Gross margin was 37.4% for the fourth quarter of 2010 as compared to 37.7% for the same period in 2009. The slight margin decline reflects mainly the rising wage pressure during 2010.
Operating Expenses
Selling, general and administrative expenses totaled $15.3 million for the fourth quarter of 2010, up 52.1% from $10.0 million a year ago. The increase in selling, general and administrative expenses was due to enhanced sales efforts, the buildup of centers of excellence, additional investments in office expansion, staff training and recruitment of more management talents.

Operating Income and Operating Margin
Operating income for the fourth quarter of 2010 was $9.0 million, up 24.5% from $7.2 million for the fourth quarter of 2009. Operating margin was 15.0% for the fourth quarter of 2010, compared to 16.6% for the fourth quarter of 2009. Non-GAAP operating margin(1) was 17.1% for the fourth quarter of 2010, compared to 19.4%(2) for the year-ago quarter. The margin decline was primarily attributable to the higher operational expenses as discussed above.
Provision for Income Taxes
The provision for income taxes was $0.4 million for the fourth quarter of 2010, compared to $0.7 million for the fourth quarter of 2009. The lower effective income tax rate reflects the tax rate changes before and after the year end in calculating the deferred income taxes and is not indicative of the Company’s 2011 income tax rate.
Net Income and EPS
Net income for the fourth quarter of 2010 was $8.4 million, up 26.2% from $6.7 million for the fourth quarter of 2009. Net margin was 14.1% for the fourth quarter of 2010, compared to 15.4% for the same period in 2009.
Non-GAAP net income(1) was $9.7 million for the fourth quarter of 2010, up 22.6% from $7.9(2) million for the fourth quarter of 2009. Non-GAAP net margin(1) was 16.2% for the fourth quarter of 2010, compared to 18.2%(2) for the same period in 2009.
Diluted EPS was $0.19 for the fourth quarter of 2010, compared to $0.16 for the fourth quarter of 2009. Non-GAAP diluted EPS(1) was $0.22 for the fourth quarter of 2010, compared to $0.18(2) for the fourth quarter of 2009.
The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying table of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures.”

Cash and Cash Flow
As of December 31, 2010, VanceInfo had cash and cash equivalents, term deposits and short-dated investments(3) totaling $181.7 million. Operating cash flow in the fourth quarter of 2010 was a net inflow of approximately $7.5 million. Capital expenditure totaled $3.3 million in the fourth quarter.
Days sales outstanding (“DSO”) was 119 days (4) for the fourth quarter of 2010 and 118 days(4) for the full year 2010.
Full Year 2010 Financial Results
Net Revenues
Net revenues for the year 2010 were $211.6 million, up 42.9% from $148.1 million in 2009.
Net Revenues by Service Lines

	Year Ended		Year Ended
	December 31, 2010		December 31, 2009
	(in thousands, except percentages)

R&D Outsourcing Services
Research & development services	$124,181	58.7%	$90,581	61.2%
Globalization & localization	6,060	2.9%	5,118	3.5%

IT Services
Enterprise solutions	19,725	9.3%	14,429	9.7%
Application development & maintenance	43,825	20.7%	26,373	17.8%
Quality assurance & testing	13,003	6.2%	7,807	5.3%

Other Solutions & Services	4,756	2.2%	3,758	2.5%

Total net revenues	$211,550	100.0%	$148,066	100.0%

Largest Clients
Revenues from the top five clients totaled 55.5% of the Company’s net revenues in 2010, compared to 56.3% in 2009.

Gross Profit and Gross Margin
Gross profit for the year 2010 was $78.6 million, an increase of 40.6% from $55.9 million in 2009. Gross margin was 37.1% for the year 2010, compared to 37.8% for 2009. The margin decline reflects primarily the tail effect of the pricing adjustments from certain large U.S. customers since July 2009, the expansion of U.S. onshore delivery team as well as the rising wage pressure in 2010.
Operating Expenses, Operating Income and Operating Margin
Selling, general and administrative expenses were $51.9 million for the year 2010, up 49.5% from $34.7 million in 2009. Operating income for the year 2010 was $31.9 million, up 39.3% from $22.9 million for 2009. Operating margin was 15.1% in 2010, compared with 15.5% in 2009. Non-GAAP operating margin(1) was 17.5% for 2010, compared with 17.9%(2) for 2009.
Net Income and EPS
Net income for the year 2010 was $29.9 million, up 38.8% from $21.5 million for 2009. Net margin was 14.1% in 2010, compared to 14.5% in 2009. Non-GAAP net income(1) was $34.9 million for the year 2010, up 38.9% from $25.1(2) million for 2009. Non-GAAP net margin(1) was 16.5% for the year 2010, compared to 17.0%(2) for 2009.
Diluted EPS for the year 2010 was $0.69, up from $0.52 for 2009. Non-GAAP diluted EPS(1) was $0.80 for the year 2010, up from $0.60(2) for 2009.
Recent Developments
Acquisition of Remaining Equity in Viatt
As disclosed previously, in February 2010, VanceInfo made a loan of approximately $0.4 million, which was convertible into a 20% stake in Beijing Viatt Information Technology Co. Ltd, or Viatt, a China-based company providing IT outsourcing services to Chinese domestic financial institutions. In January 2011, VanceInfo acquired 100% equity interest in Viatt. Under the terms of the acquisition agreement, VanceInfo paid an initial consideration of approximately $1.5 million in cash. Contingent consideration will be paid based on Viatt’s financial performance in 2011 and 2012. The acquisition is expected to strengthen VanceInfo’s position in China’s domestic financial services sector. Over 80 professionals of Viatt joined the Company in connection with the transaction.

Appointment of Executive Vice Chairman of the Board
On February 24, 2011, VanceInfo’s board of directors appointed Mr. David Lifeng Chen as Executive Vice Chairman of the board, effective immediately. Mr. Chen has served as a director of our board since 2008. He is also the Co-President of VanceInfo overseeing the Company’s strategic planning and business development.
Outlook for the First Quarter and Full Year 2011
The Company expects:
•	First quarter 2011 net revenues to be between $56 million and $57 million, reflecting a stronger seasonality this year due to the increasing revenue contribution from the Chinese domestic clients.

•	First quarter 2011 non-GAAP diluted EPS(1) to be approximately $0.19, based on 45.5 million total American depository share(5)(“ADS”)-equivalent average shares outstanding. The lower EPS growth relative to the revenue growth reflects the higher average shares from the impact of the 2.53 million additional ADS issued through a block trade in November 2010 as well as the higher income tax rate in 2011 as detailed below.

•	2011 net revenues to be at least $270 million, representing at least 28% increase from 2010.

•	2011 non-GAAP diluted EPS(1) to be at least $0.94, based on 45.8 million total ADS-equivalent average shares outstanding. The lower EPS growth relative to the revenue growth reflects the higher share count and higher income tax rate in 2011.

•	The EPS outlook assumes an effective income tax rate between 12% and 15%. The higher end of the tax rate assumes that the Company’s main operating subsidiary will be taxed at a 15% income tax rate in 2011, although it may receive a potential tax rebate of 5% at the end of the year if the entity continues to be qualified as a Key Software Enterprise, a status that is subject to annual approval by the Chinese government. The subsidiary has received such status in the past three years.

•	The above guidance does not reflect the potential business tax exemption as stated in the recent government policy directives announced in early February. The new policy directives aim to further promote the Chinese software industry and expand the business tax exemption on consulting and software testing revenues, which were not previously exempted. However, the implementation details of the new policy may not be available for a while, and the effective date of such exemption remains uncertain. Should the implementation guidance permit a retroactive effective date as of the beginning of 2011, the Company’s non-GAAP diluted EPS(1) would be increased by $0.08 to $0.11 in 2011.

Conference Call
VanceInfo will host a corresponding conference call and live webcast to discuss the results at 7:30 AM Eastern Standard Time (EST) on Monday, February 28, 2011 (8:30 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.
The dial-in details for the live conference call are as follows:
•	U.S. Toll Free Dial-in Number: + 1 866.713.8310

•	International Dial-in Number: +1 617.597.5308

•	Hong Kong Dial-in Number: +852 3002.1672
Passcode: 96882936
The conference call will be available live via webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.
A dial-in replay of the conference call will be available until March 7, 2011 at +1 888.286.8010 or +1 617.801.6888; passcode: 60385602.
About VanceInfo
VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.
The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2009 revenues, according to International Data Corporation.

VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, globalization & localization and other solutions and services. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and Greater China, targeting high-growth industries such as technology, telecommunications, financial services, travel services, manufacturing, retail and distribution.
Safe Harbor
This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the First Quarter and Full Year 2011” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of February 28, 2011, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP income from operations, net income, diluted EPS and related margins exclude share-based compensation expense, amortization of acquired intangible assets, a non-recurring transitional loss associated with the Expedia account in the third quarter of 2009, and change in fair value of contingent consideration payable for business acquisition. The non-GAAP income from operations, net income, diluted EPS and related margins for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.

VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP income from operations, net income, diluted EPS and related margins is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to VanceInfo at the date of this press release. The table includes adjustments that the Company can reasonably predict.

[1]	Non-GAAP income from operations, net income, EPS and related margins exclude share-based compensation expense, amortization of acquired intangible assets, a non-recurring transitional loss associated with the Expedia account in the third quarter of 2009 and change in fair value of contingent consideration payable for business acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying table of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures at the end of the press release.”

[2]	Adjustments have been made to non-GAAP measures in prior periods to be consistent with current period presentation.

[3]	Short-dated investments refer to investments that will mature within 18 months.

[4]	Calculated by dividing average accounts receivable, net of advance from customers and deferred revenues, by the period’s gross revenues before business tax, and multiplying by the number of days in the period.

[5]	Each American depository share represents one ordinary share.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Balance Sheets (Unaudited)
(US dollars in thousands, except share data)

	December 31,	December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	$161,265	$64,057
Term deposits	5,679	10,000
Short-term investments-held to maturity securities	13,208	12,122
Accounts receivable, net of allowance for doubtful accounts of $1,956 in 2010 and $1,018 in 2009	85,437	60,524
Other current assets	7,301	7,499

Total current assets	272,890	154,202

Property and equipment, net	20,344	15,000
Long-term investments-held to maturity securities	1,558	—
Other long-term investment	1,042	930
Goodwill and other intangible assets	34,908	32,522
Other long-term assets	20,444	2,537

Total assets	$351,186	$205,191

Liabilities and equity
Current liabilities	$53,197	$32,659
Non-current liabilities	2,525	9,970

Total liabilities	55,722	42,629

Equity (a)	295,464	162,562

Total liabilities and equity	$351,186	$205,191

Note:

(a)	As of December 31, 2010, there were 44,556,910 ordinary shares issued and outstanding.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Statements of Operations (Unaudited)
(US dollars in thousands, except per share data)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009
Net revenues	$59,605	$43,253	$211,550	$148,066
Cost of revenues (a)	(37,324)	(26,929)	(132,984)	(92,171)

Gross profit	22,281	16,324	78,566	55,895

Selling, general and administrative expenses (a)	(15,288)	(10,048)	(51,901)	(34,710)
Change in fair value of contingent consideration payable for business acquisition	414	(62)	221	(62)
Other operating income	1,549	982	4,985	1,754

Income from operations	8,956	7,196	31,871	22,877
Other income, net	(136)	112	359	651

Income before income taxes and earnings in equity method investment	8,820	7,308	32,230	23,528

Provision for income taxes	(410)	(683)	(2,518)	(2,089)

Income before earnings in equity method investment	8,410	6,625	29,712	21,439

Earnings in equity method investment	(6)	34	151	69

Net income	$8,404	$6,659	$29,863	$21,508

Earnings per share
Basic — ordinary shares	$0.20	$0.17	$0.74	$0.56
Diluted — ordinary shares	0.19	0.16	0.69	0.52

Weighted average shares outstanding (in thousands)
Basic — ordinary shares	41,911	39,130	40,298	38,389
Diluted — ordinary shares	44,561	42,716	43,375	41,576

Note:

(a)	Depreciation and amortization expenses included in cost of revenues and selling, general and administrative expenses totaled $1,975 and $1,950 for the three months ended December 31, 2010 and 2009, respectively, and $7,342 and $5,746 for the year ended December 31, 2010 and 2009, respectively.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentages)

	Three Months Ended December 31, 2010				Three Months Ended December 31, 2009
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP

Income from operations	$8,956	$1,248	(a)	$10,204	$7,196	$1,216	(b)	$8,412
Operating margin	15.0%	2.1	%(a)	17.1%	16.6%	2.8	%(b)	19.4%
Net income	$8,404	$1,248	(a)	$9,652	$6,659	$1,216	(b)	$7,875
Net margin	14.1%	2.1	%(a)	16.2%	15.4%	2.8	%(b)	18.2%
Diluted EPS	$0.19	$0.03	(e)	$0.22	$0.16	$0.02	(e)	$0.18

	Year Ended December 31, 2010				Year Ended December 31, 2009
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP

Income from operations	$31,871	$5,050	(c)	$36,921	$22,877	$3,627	(d)	$26,504
Operating margin	15.1%	2.4	%(c)	17.5%	15.5%	2.4	%(d)	17.9%
Net income	$29,863	$5,050	(c)	$34,913	$21,508	$3,627	(d)	$25,135
Net margin	14.1%	2.4	%(c)	16.5%	14.5%	2.5	%(d)	17.0%
Diluted EPS	$0.69	$0.11	(e)	$0.80	$0.52	$0.08	(e)	$0.60

Notes:

(a)	Adjustment to exclude acquisition related intangible assets amortization expense of $535, change in fair value of contingent consideration payable for business acquisition of $(414) and share-based compensation of $1,127 from the unaudited condensed consolidated statements of operations.

(b)	Adjustment to exclude acquisition related intangible assets amortization expense of $722, change in fair value of contingent consideration payable for business acquisition of $62 and share-based compensation of $432 from the unaudited condensed consolidated statements of operations.

(c)	Adjustment to exclude acquisition related intangible assets amortization expense of $2,024, change in fair value of contingent consideration payable for business acquisition of $(221) and share-based compensation of $3,247 from the unaudited condensed consolidated statements of operations.

(d)	Adjustment to exclude acquisition related intangible assets amortization expense of $1,668, change in fair value of contingent consideration payable for business acquisition of $62, a one-time transitional cost of $332 associated with services to Expedia, and share-based compensation of $1,565 from the unaudited condensed consolidated statements of operations.

(e)	Non-GAAP diluted EPS is computed by dividing non-GAAP net income attributable to VanceInfo Technologies Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Forward-Looking Guidance for
Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data)
(Unaudited)

	Three Months Ending March 31, 2011				Year Ending December 31, 2011
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Diluted EPS (a)	$0.15	$0.04	(b)	$0.19	$0.78	$0.16	(b)	$0.94

Notes:

(a)	Based on 45.5 million and 45.8 million total ADS-equivalent average shares outstanding for the first quarter and full year 2011, respectively.

(b)	Reflects estimated adjustment for acquisition related intangible assets amortization expense and share-based compensation expenses of approximately $1.9 million for the first quarter 2011 and $7.2 million for the full year 2011.

For further information, please contact:
Melissa Ning
Associate Vice President, Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com